NORTHERN LIGHTS FUND TRUST

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

January 7, 2016

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Jason Fox

RE: Northern Lights Fund Trust (the “Registrant”)

File Nos. 333-122917; 811-21720

Dear Mr. Fox:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Andrew Davalla and James Colantino on Monday, December 7, 2015 with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response.

NLFT - Patriot Fund N-CSR dated 9/30/14

Comment 1:	The financial highlights should include a footnote disclosing that the ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of underlying investment companies in which the Fund invests.
Response:	All future N-CSR filings will include such disclosure.

NLFT - Equinox Mutual Hedge Futures Strategy Fund N-SAR dated 9/30/14

Comment 2:	Please provide a more detailed explanation than was provided on Form 12b-25 as to why the 9/30/14 Form N-SAR was filed late.
Response:	The extension was required to allow for sufficient time to acquire the necessary data and properly account for the consolidations and de-consolidations of certain underlying investments held by the Fund.
Comment 3:	The file submitted as an exhibit to the 9/30/14 Form N-SAR was the Form 24f-2 instead of the auditor’s report on internal controls. Please include the internal control letter as an exhibit to this response.
Response:	The auditor’s report on internal controls is filed as an exhibit to this response.

NLFT - Equinox Mutual Hedge Futures Strategy Fund N-CSR dated 9/30/14

Comment 4:	Under the “Fund Performance Attribution by CTA Program” section of the Management’s Discussion of Fund Performance (“MDFP”), reference is made to QTI as the best performing CTA program, contributing 146 basis points of performance. Based on the information located in Table 3, it appears that this performance related to Quest Partners.
Response:	Quest Partners LLC is the Commodity Trading Adviser who manages the Quest Tracker Index (“QTI”).

NLFT - EAS Crow Point Alternatives Fund

Comment 5:	N-CSR dated 4/30/15: The benchmark disclosed in the Portfolio Review differs from that in the Performance and Attribution section of the MDFP. Please explain.
Response:	The HFRI Fund of Funds Conservative Index disclosed in the Portfolio Review section of the N-CSR is the correct benchmark for the Fund and future MDFP will include performance data of this index.
Comment 6:	The prospectus located on the website is dated July 11, 2014. Please have that updated to the current prospectus.
Response:	The website has been updated to have the current prospectus.
Comment 7:	N-CSR dated 4/30/15: The beginning cash balance disclosed in the Statement of Cash Flows does not accord to the ending balance of the prior period.
Response:	We agree with your findings that there was an erroneous difference of $1 between the opening balance on the 4/30 Statement of Cash Flows to the prior closing balance.

NLFT - Eagle MLP Strategy Fund

Comment 8:	Please update the prospectus on the Fund’s website to the most recent version filed with the SEC.
Response:	The prospectus currently posted on the Fund’s website is the most recent version, dated August 11, 2015.
Comment 9:	Form N-CSR dated 4/30/15: A return of capital distribution is disclosed in the Form N-CSR. Please confirm that a notice was mailed to shareholders in accordance with the requirements under Rule 19a-1 of the Investment Company Act of 1940.
Response:	Notices have been mailed to shareholders pursuant to Rule 19a-1.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust